UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35381

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BOK Financial Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Williams Center, Plaza East
(No. and Street)

Tulsa (City) Oklahoma (State) 74172 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Ledvora (405) 272-2311
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

One Williams Center, Suite 1700 (Address) Tulsa (City) Oklahoma (State) 74172 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Ledvora _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BOK Financial Securities, Inc _____, as of December 31, _____, 20 18 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



Notary Public
State of Oklahoma
JACOB WELSH
TULSA COUNTY
COMMISSION #16006987
Comm. Exp. 06-23-2021

_____
Signature

Chief Financial Officer
_____
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

BOK Financial Securities, Inc.
Year Ended December 31, 2018
With Report of Independent
Registered Public Accounting Firm

BOK Financial Securities, Inc.

Financial Statements
and Supplemental Information
As of and for the Year Ended
December 31, 2018

Contents



Ernst & Young LLP
1700 One Williams Center
Tulsa, OK 74172-0117

Tel: +1 918 560 3600
Fax: +1 918 560 3691
ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of BOK Financial Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BOK Financial Securities, Inc. (the Company) as of December 31, 2018, the related statement of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 1990

February 28, 2019

BOK Financial Securities, Inc.

Statement of Financial Condition
December 31, 2018

Assets

Cash and cash equivalents	$	2,137,158
Receivables from broker/dealers		359,506
Receivables from investment banking activities		335,654
Interest receivable		640,954
Prepaid expenses and other assets		955,338
Securities owned, at fair value		84,130,306
Premises and equipment, at cost, net of accumulated depreciation of $1,179,320		890,512
Deferred tax asset, net		817,972
Intangible assets		2,504,167
Deposits with third parties		1,033,600
Total assets	$	93,805,167

Liabilities and stockholder's equity

Liabilities:

Accrued operating expenses	$	6,746,803
Net payable for unsettled regular-way trades		905,140
Due to Pershing		3,688,612
Payable to affiliate		1,117,264
Current income taxes payable to Parent		495,406
Securities sold not yet purchased, at fair value		1,962,640
Total liabilities		14,915,865

Stockholder's equity:

Common stock, $10 par value – 2,500 shares authorized and issued		25,000
Additional paid-in capital		53,856,671
Retained earnings		25,007,631
Total stockholder's equity		78,889,302
Total liabilities and stockholder's equity	$	93,805,167

See accompanying notes.

BOK Financial Securities, Inc.

Statement of Operations

Year Ended December 31, 2018

Revenues	
Brokerage fees and commissions	21,395,724
Trading gains and losses, net	17,722,261
Investment banking fees and commissions	12,970,385
Interest income	2,214,409
Other revenue	107,283
Total operating revenues	54,410,062
Expenses	
Personnel	37,837,866
Affiliate allocated expenses	7,719,401
Equipment rental	2,908,912
Business promotion	1,044,831
Clearance fees	2,957,404
Data processing	1,743,933
Depreciation and amortization	1,184,165
Professional fees	712,599
Administrative	543,368
Brokerage licensing and registration	527,490
Other	447,935
Interest	46,409
Total operating expenses	57,674,313
Net loss before taxes	(3,264,251)
Income tax benefit	(916,191)
Net loss	$ (2,348,060)

See accompanying notes.

BOK Financial Securities, Inc.

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2018

| | Common Stock | | Additional | | |
	Shares	Par Value	Paid- in Capital	Retained Earnings	Total
Balance January 1, 2018	2,500	$ 25,000	$ 53,764,078	$ 27,355,691	$ 81,144,769
Net loss	—	—	—	(2,348,060)	(2,348,060)
Capital provided by share-based compensation	—	—	92,593	—	92,593
Balance, December 31, 2018	2,500	$ 25,000	$ 53,856,671	$ 25,007,631	$ 78,889,302

See accompanying notes.

BOK Financial Securities, Inc.

Statement of Cash Flows
Year Ended December 31, 2018

Operating activities

Net loss	$	(2,348,060)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		1,184,165
Share-based compensation		92,593
Deferred income taxes		(491,388)
(Increase) decrease in operating assets:		
Receivables from broker/dealer		35,135,568
Receivable from investment banking activities		981,019
Interest receivable		(415,344)
Receivable from affiliate		1,097,525
Prepaid expenses and other assets		(208,014)
Securities owned, at fair value		(61,910,584)
Deposits with third parties		1,703,900
Margin deposits		500,000
Increase (decrease) in operating liabilities:		
Accrued operating expenses		(1,499,112)
Payable to affiliate		757,840
Net payable for unsettled regular-way trades		905,140
Securities sold not yet purchased		(3,278)
Due to Pershing		3,688,612
Net cash used by operating activities		(20,829,418)
Investing activities		
Payments for intangible assets		(575,000)
Sale of fixed assets		109,175
Net cash used in investing activities		(465,825)
Net decrease in cash and cash equivalents		(21,295,243)
Cash and cash equivalents at beginning of year		23,432,401
Cash and cash equivalents at end of year	$	2,137,158
Supplemental disclosure of cash flow information		
Cash paid for interest	$	42,101
Cash refunded of taxes	$	65,379

See accompanying notes.

BOK Financial Securities, Inc.

Notes to Financial Statements
As of and for the Year Ended December 31, 2018

1. Organization and Description of Business

BOK Financial Securities, Inc. ("BOKFS" or "the Company"), a wholly owned subsidiary of BOK Financial Corporation ("the Parent"), is a registered broker/dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). BOKFS is a registered investment adviser with the SEC under the Investment Advisers Act of 1940. BOKFS is permitted to transact business as a broker/dealer in all 50 states, subject to certain state securities regulations. BOKFS is registered with the SEC as a municipal adviser and with the Municipal Securities Rulemaking Board. BOKFS' Parent is a financial holding company, authorized to conduct the full range of activities permitted under Section 4(k) of the US Bank Holding Company Act.

BOKFS is a full-service securities firm and engages in investment banking, trading and underwriting, and retail and institutional securities sales. BOKFS offers a variety of investment options, including mutual funds, unit investment trusts, variable annuities, municipal and other fixed-income securities, stocks, real estate investment trusts, exchange-traded funds and financial advisory services. BOKFS financial consultants use a network of branch offices located primarily within branches of its national bank affiliate, BOKF, NA, in Oklahoma, Texas, New Mexico, Kansas/Missouri, Colorado, Arkansas and Arizona. BOKFS also services clients through standalone offices in Wisconsin and Connecticut. As a bank-affiliated broker/dealer, BOKFS is required to disclose to clients and potential clients its relationship with the Parent and that investments (1) are not insured by the Federal Deposit Insurance Corporation, (2) are not deposits or other obligations of and are not guaranteed by any bank or bank affiliate, and (3) are subject to risks, including possible loss of principal invested.

BOKFS' securities transactions are executed and customer accounts are carried and cleared on a fully disclosed basis with Pershing, LLC ("Pershing"), a clearing broker/dealer and a wholly owned subsidiary of Bank of New York Mellon ("BNY"). Pershing is a member of FINRA, the New York Stock Exchange and the Securities Investor Protection Corporation.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents includes bank deposit accounts and money market funds. As of December 31, 2018, cash and cash equivalents includes $50,779 in a money market fund sponsored by an unrelated global investment bank and $301,489 is on deposit with an unaffiliated bank. Additionally, $1,406,380 is on deposit with BOKF, NA and $378,510 is held in a money market fund for which BOKF, NA serves as administrator and investment advisor.

Premises and Equipment

Premises and equipment consists of capitalized occupancy costs, office equipment, furniture and data processing assets. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets which range from three to ten years.

Receivables From Broker/Dealers

BOKFS has net receivables from broker/dealers at December 31, 2018. Receivables from broker/dealers represents amount due from underwritings. BOKFS may reserve for uncollectible accounts based on an aging analysis and estimated collectability of those receivables. No reserve was recorded at December 31, 2018. Amounts not collected after 90 days are generally written off.

Revenues Receivable From Investment Banking Activities

Revenues for investment banking activities are accrued when all significant responsibilities have been completed and the underwriting revenue has been determined. BOKFS evaluated the aging and collectability of these receivables and no reserve was recorded at December 31, 2018.

Securities Owned, at Fair Value

Securities are acquired by the Company for profit through resale with purchases carried at fair value with unrealized gains and losses included in trading gains and losses, net, in the Statement of Income. The purchase or sale of securities is recognized on a trade date basis. Realized gains or losses are based upon the cost of the specific security sold and included in trading gains and losses, net, in the Statement of Income.

Derivative Contracts

The Company uses derivative instruments to mitigate market risk of holding Securities Owned. Changes in fair value of derivative instruments used to mitigate market risk are included in Trading gain and losses, net on the Statement of Operations.

When bilateral netting agreements or similar agreements exist between the Company and its counterparties that create a single legal claim or obligation to receive or pay the net amount in settlement of the individual derivative contracts, the Company reports derivative assets and liabilities on a net by derivative contract by counterparty basis.

Derivative contracts may also require the Company to provide or receive cash margin as collateral for derivative assets and liabilities. Derivative assets and liabilities are reported net of cash margin when certain conditions are met.

At December 31, 2018, the Company had outstanding interest rate derivative contracts with a notional value $705,500,000 and a gross liability fair value of $489,044, fully offset by cash margin. The Company posted $189,276 of cash margin in excess of its derivative liabilities at December 31, 2018.

None of the derivative contracts utilized by the Company have been designated as a hedging instrument for accounting purposes.

Intangible Assets

Intangible assets represent customer relationships acquired in conjunction with an acquisition by the Parent and contributed to the Company, as well as a non-compete/non-solicitation agreement between the Company and a former employee. Intangible assets are being amortized on a straight-line basis over useful lives of three to five years. Unpaid obligations to fund intangible asset acquisitions are recognized as accrued operating expenses. Amortization for the year ended December 31, 2018 was $934,444 and is included Depreciation and amortization in the Statement of Operations. Expected amortization expense for the next three years is 2019 – $1,113,612, 2020 – $1,106,667 and 2021 – $283,888.

Securities Sold Not Yet Purchased

Securities sold not yet purchased represents the liability for securities sold that are not yet owned by BOKFS. The Company is obligated to purchase the securities at a future date at the then current market price. Securities sold not yet purchased are recorded at fair value on a trade date basis.

Revenue Recognition

BOKFS receives a percentage of commissions that Pershing charges its customers, as described in the clearing contract with Pershing. The agreement requires BOKFS to indemnify Pershing for uncollected amounts relating to customers introduced by BOKFS.

Trading gains and losses are recorded on a trade-date basis.

Commissions on sales of annuities are recorded when the contracts are accepted by the insurance companies.

Investment banking fees and commissions include gains, losses, and underwriting fees, net of syndicate expenses, arising from securities in which BOKFS acts as underwriter. Investment banking revenue also includes fees earned from providing financial advisory services and structured financing services. Revenue is recognized at the time the underwriting or service is substantially complete and the income is reasonably determinable.

Newly Adopted and Pending Accounting Pronouncements

FASB Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers ("ASU 2014-09")

On May 28, 2014, the FASB issued ASU 2014-09 to clarify the principles for recognizing revenue by providing a more robust framework that will give greater consistency and comparability in revenue recognition practices. In the new framework, an entity recognizes revenue in an amount that reflects the consideration to which the entity expects to be entitled in exchange for goods or services. The new model requires the identification of performance obligations included in contracts with customers, a determination of the transaction price and an allocation of the price to those performance obligations. Trading gains and losses, net and Interest Income are excluded from the scope of ASU 2014-09. The entity recognizes revenue when performance obligations are satisfied. ASU 2014-09 was effective for the Company for the Company on January 1, 2018. There were no significant adjustments as a result of implementation as the Company's current revenue recognition policies generally conform with the principals in the standard.

FASB Accounting Standards Update No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net) ("ASU 2016-08")

On March 17, 2016, the FASB Issued ASU 2016-08 to amend the principal versus agent implementation guidance in ASU 2014-09. The ASU clarifies that an entity should evaluate whether it is the principal or the agent for each specified good or service promised in a contract with a customer. ASU 2016-08 was effective for the Company for the Company on January 1, 2018. There were no significant adjustments as the result of implementation of ASU 2016-08 on January 1, 2018. Recognition of reimbursed expenses related to municipal bond underwritings that previously have been recognized on a net basis will generally be recognized gross basis for BOKFS's proportional share. Recognition of reimbursed expenses related to municipal bond underwritings that previously have been recognized on a net basis will generally be recognized gross basis for BOKFS's proportional share.

3. Net Capital Requirements

BOKFS is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of a minimum net capital, as therein defined, and requires that the ratio of aggregate indebtedness, defined as total money liabilities of a broker/dealer arising in connection with any transaction subject to certain exclusions, to net capital, shall not exceed 15 to 1 (or 1500%).

At December 31, 2018, BOKFS' net capital position was as follows:

Net capital, as defined	$ 59,492,411
Net capital required	$ 557,298
Excess capital	$ 58,935,113
Net capital ratio***	14.05%

***The net capital ratio is calculated as aggregate indebtedness, as defined, divided by net capital.

BOKFS does not carry its own customer accounts.

4. Deposits With Third Parties

As of December 31, 2018, deposits with third parties totaled $1,033,600, including a $100,000 cash security deposit with Pershing for the purpose of maintaining a fully disclosed clearing arrangement which are provided to issuers as a guarantee of performance. Amounts totaling $933,600 represents deposits at issuers to guarantee BOKFS performance in underwritings.

5. Related-Party Transactions

The Company engages in transactions with related parties in the ordinary course of business in compliance with applicable regulations.

As of December 31, 2018, Payable to affiliate of $1,117,264 consisted of a payable to BOKF, NA for intercompany settlement of certain operating expenses. BOKFS' financial obligations to BOKF, NA are guaranteed by a pledge of cash collateral by the Parent.

Current income taxes payable to Parent of $495,406 included payables of $426,012 for federal income taxes and $69,394 of payables for state income taxes. BOKFS is included in the consolidated income tax return filed by the Parent. Pursuant to a tax sharing agreement between BOKFS and the Parent, income taxes are allocated to BOKFS on a separate return basis. The amount of current income tax expense or benefit is either remitted to or received from the Parent.

BOKFS affiliate allocated expenses are paid to third parties by BOKF, NA. In 2018, BOKFS incurred $7,719,401 of general and administrative expenses allocated to BOKFS by, and reimbursable to, BOKF, NA. Of this, management fees were $2,787,355, technology & communication costs were $1,771,891, occupancy costs were $1,739,883, human resources costs were $724,856, risk management costs were $482,362 and other expenses were $213,054.

To facilitate customer demand, the Company will purchase securities from and sell securities to its affiliated Bank, BOKF, NA. During 2018, the Company purchased securities with a total market value of $1,226,857,538 from BOKF, NA and sold securities with a market value $579,793,818 to BOKF, NA. The net gain on these transactions of $17,070 is included in Trading gains and losses, net.

BOKFS has two secured revolving lines of credit with BOKF, NA and an unsecured revolving line of credit with the Parent, as discussed in Note 8.

BOKF, NA may serve as trustee for municipal bond issues underwritten by BOKFS. In that role, BOKF, NA assumes responsibility for all distributions of the proceeds along with payments for principal and interest to the bondholders through maturity.

In compliance with applicable regulations, BOKFS may provide broker/dealer services for certain executive officers, directors, and affiliates of the Parent.

There were no subordinated borrowings during 2018.

6. Financial Instruments

Fair value is defined by applicable accounting guidance as the price to sell an asset or transfer a liability in an orderly transaction between market participants in the principal market for the given asset or liability at the measurement date based on market conditions at that date.

A hierarchy for fair value has been established that categorizes into three levels the inputs to valuation techniques used to measure fair value:

> Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1) - Fair value is based on unadjusted quoted prices in active markets for identical assets or liabilities.
>
> Significant Other Observable Inputs (Level 2) - Fair value is based on significant other observable inputs, which are generally determined based on a single unadjusted price for each financial instrument provided by an applicable third-party pricing service and is based on one or more of the following:
>
> - Quoted prices for similar, but not identical, assets or liabilities in active markets;
> - Quoted prices for identical or similar assets or liabilities in inactive markets;
> - Inputs other than quoted prices that are observable, such as interest rate and yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates; and
> - Other inputs derived from or corroborated by observable market inputs.
>
> Significant Unobservable Inputs (Level 3) - Fair value is based on model-based valuation techniques for which at least one significant assumption is not observable in the market.

Transfers between levels are recognized as of the end of the reporting period. There were no transfers in or out of quoted prices in active markets for identical instruments, significant other observable inputs or significant unobservable inputs for the year ended December 31, 2018.

The underlying methods used by the third-party pricing services are considered in determining the primary inputs used to determine fair values. Management has evaluated the methodologies employed by the third-party pricing services by comparing the price provided by the pricing service with other sources, including brokers' quotes, sales or purchases of similar instruments and discounted cash flows to establish a basis for reliance on the pricing service values. Significant differences between the pricing service provided value and other sources are discussed with the pricing service to understand the basis for their values. Based on all observable inputs, management may adjust prices obtained from third-party pricing services to more appropriately reflect the prices that would be received to sell assets or paid to transfer liabilities in orderly transactions in the current market. No significant adjustments were made to prices provided by third-party pricing services at December 31, 2018.

Certain assets and liabilities recorded in the financial statements are measured at fair value on a recurring basis are as follows as of December 31, 2018:

	Total	Quoted Prices in Active Market for Identical Instruments	Significant Other Observable Inputs	Significant Unobservable Inputs
Assets				
Securities:				
Obligations of the Federal Home Loan Bank	$ 3,272,366	$ —	$ 3,272,366	$ —
Obligations of the U.S. Government or other agencies	2,394,014	—	2,394,014	—
State and municipal obligations	31,867,836	—	31,867,836	—
Asset backed securities	42,656,055		42,656,055	
Corporate obligations and other	3,940,035	—	3,940,035	—
Total securities	$ 84,130,306	$ —	$ 84,130,306	$ —
Liabilities				
Securities sold not yet purchased	$ 1,962,640	$ —	1,962,640	$ —
Derivative liability[1]	—	—	—	—

[1] Derivative liability for exchange-traded interest rate contacts (Level 1) of $489,044 has been fully offset by cash margin.

BOKFS is engaged in various trading and brokerage activities in which counterparties are primarily broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, BOKFS may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is BOKFS's policy to review, as necessary, the credit standing of each counterparty and each issuer.

8. Funding Arrangements

In addition to its own resources, BOKFS utilizes financing agreements with BOKF, NA and Pershing as funding sources for its trading and investment banking activities.

BOKFS has two revolving lines of credit with BOKF, NA of $60 million and $20 million. As of December 31, 2018, there were no amounts drawn on either line of credit. Any outstanding amounts under the $60 million line must be fully collateralized by qualifying securities from the trading securities portfolio. Any outstanding amounts under the $20 million line must be fully collateralized by U.S. Treasuries or securities issued by U.S. government agencies. BOKF, NA does not have the right to sell or re-pledge these securities. For both lines of credit, interest is based on the 30-day LIBOR rate plus 1.50% and is paid monthly. Both lines mature on May 24, 2019. It is anticipated both lines will be renewed with substantially the same terms.

On February 12, 2019 the Company replaced its $60 million line of credit from BOKF, N.A. with a $135 million revolving line of credit with BOKF, NA. Any outstanding amounts under the line must be fully collateralized by qualified securities form the trading securities portfolio. Interest on the line is based on the 30 day LIBOR rate plus 1.25% and is paid monthly. The line will mature on October 31, 2020.

In accordance with SEC rules, the Company's trades are executed and cleared in proprietary accounts, which allow Pershing, as the clearing firm, to loan BOKFS funds for the purposes of financing securities purchases or to facilitate funding of investment banking activities, on terms to be negotiated at the time of the borrowing. Such loans are subject to SEC regulations and clearing firm requirements. BOKFS had borrowings of $3,688,612 from Pershing outstanding at December 31, 2018. Under the terms of the clearing agreement, the Company has granted a blanket pledge of eligible securities as collateral for these advances. Interest rate is determined in accordance with the terms of the Clearing Agreement between the company and Pershing and was 3% at December 31, 2018. Interest expense was $46,409 for the year ended December 31, 2018.

BOKFS has an unsecured $15 million revolving line of credit with the Parent, for which no amount was drawn as of December 31, 2018. The primary purpose of the line is to provide additional liquidity and other uses, as allowed with prior approval from the Parent. Interest is based on the 30-day LIBOR rate plus 1.50%, not to fall below 3%, and is paid monthly. The line matures on May 24, 2019 and is expected to be renewed with substantially the same terms.

9. Commitments and Contingencies

BOKFS is an introducing broker to Pershing for equity and fixed income investment transactions pursuant to a fully disclosed clearing agreement. As such, BOKFS has agreed to indemnify Pershing against potential losses due to a customer's failure to settle a transaction or repay a margin loan. Equity and fixed income transactions are settled within three business days of the trades date. Customer margin loans are due on demand. All unsettled transactions are collateralized by the security being purchased. Customer margin loans are secured, as required by the Board of Governors of the Federal Reserve Regulation T, *Credit by Brokers and Dealers*. At December 31, 2018, the total amount of customer balances subject to indemnification was $3,386. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. The fair value of the guarantee is not significant and no amount was recorded on BOKFS's Statement of Financial Condition to reflect this contingent liability based on an assessment of probable loss.

In the ordinary course of business, BOKFS is subject to legal actions and complaints. Management believes, based upon the opinion of counsel, that actions and liability or loss, if any, resulting from the final outcomes of any such actions and complaints will not have a material effect on the Company's financial condition, results of operations or cash flows.

For 2018, BOKFS expensed $2,250,146 for certain information services contracts and has commitments to purchase information services of $2,094,894 in 2019 and $925,775 in 2020.

In the normal course of business, BOKFS enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2018, and were subsequently settled, had no material effect on the financial statements.

10. Income Taxes

The Tax Cuts and Jobs Act (the "Act") enacted on December 31, 2017 reduced the federal corporate tax rate from 35% to 21% for periods beginning January 1, 2018. We completed our accounting related to the Tax Cut and Jobs Act during 2018. Our provisional amount recorded in 2017 was adjusted by $36,537 in 2018.

The deferred tax asset, net of $817,972 reflects the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The net deferred tax asset consists of deferred tax assets of $1,111,734 and deferred tax liabilities of $293,762. A valuation allowance is provided when it is more likely than not that some portion of the entire deferred tax asset may not be realized. No valuation allowance was required at December 31, 2018. The significant components of deferred income taxes principally relate to accrued liabilities, identified intangibles and prepaid expenses.

The reconciliation of the income tax provision computed at the U.S. federal statutory tax rate to the effective income tax expense, for the year ended December 31, 2018, was as follows:

		Amount	Percent
Federal statutory tax	$	(685,493)	21 %
Tax-exempt revenue		(270,515)	8 %
State income tax, net of federal tax benefit		(10,545)	
Meals and entertainment		70,396	(2)%
Revaluation of deferred taxes due to change in federal tax rates		36,537	(1)%
Other		(56,571)	1 %
Total income tax benefit	$	(916,191)	28 %

Significant components of the income tax provision for the year ended December 31, 2018, were as follows:

Current:		
Federal	$	(488,471)
State		63,668
Total current		(424,803)
Deferred:		
Federal		(434,736)
State		(56,652)
Total deferred		(491,388)
Total income tax benefit	$	(916,191)

Based on the provisions of Accounting Standards Codification (ASC) 740, *Income Taxes*, regarding uncertain tax positions (formerly FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*) at December 31, 2018 there were no unrecognized tax benefits recorded. If unrecognized tax benefits were recorded, the related interest and penalties would be recorded in income tax expense.

Federal statute remains open for federal tax returns filed in the previous three reporting periods. Various state income tax statutes remain open for the previous three to six reporting periods.

11. Employee Benefits

BOKFS employees who meet certain service requirements may participate in a defined-contribution thrift plan sponsored by BOKF. Employee contributions are matched by BOKFS equal to 6% of base compensation as defined in the plan. BOKFS matching contribution rates range from 50% for employees with less than four years of service to 200% for employees with 15 or more years of service. Additionally, a maximum non-elective annual contribution of up to $750 is made for employees whose annual base compensation is less than $40,000. Participants may direct investments in their account to a variety of options, including the Parent's common stock fund or funds where BOKF, NA serves as the custodian. Employer contributions invested in accordance with the participant's investment options vest over five years. BOKFS employees who satisfy certain age and service requirements also participate in a defined-benefit cash balance pension plan sponsored by BOKF. BOKFS incurred total expenses of $1,730,560 included in the allocation of personnel expense, from these plans in 2018.

BOKFS's employees may also be awarded share-based compensation through BOKF's various share-based compensation plans, primarily in the form of non-vested common shares of the Parent. Grant date fair value of non-vested shares is based on the then-current market value of the Parent's common stock. Non-vested shares generally vest in three years and are subject to a two year holding period after vesting. Compensation cost is recognized as expense over the service period, which is generally the vesting period. Expense is reduced for estimated forfeitures over the vesting period and adjusted for actual forfeitures as they occur. In 2018, the Parent allocated $92,593 of share-based compensation expense to BOKFS, which is included in personnel expense.

12. Subsequent Events

BOK Financial Securities, Inc. has evaluated events from the date of the financial statements on December 31, 2018, through the issuance of those financial statements on February 23, 2019. Except as disclosed in Note 7, no events were identified requiring recognition and/or disclosure in the financial statements.

Supplemental Information

BOK Financial Securities, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1
Year Ended December 31, 2018

Net capital

Stockholder's equity	$	78,889,302
Deduct ownership equity not allowable for net capital		—
Total ownership equity qualified for net capital		78,889,302
Non-allowable assets:		
Intangible assets		2,504,167
Prepaid expenses and other assets		955,338
Fixed assets		890,512
Deferred tax asset		817,972
Commissions receivable		605,883
Securities owned, defined by SEC rule as not readily marketable		378,510
Total non-allowable assets		6,152,382
Other deductions or charges		374,852
Net capital before haircuts		72,362,068
Haircuts on securities		(12,869,657)
Net capital	$	59,492,411

Computation of basic net capital requirement

Minimum net capital required (1/15 of aggregate indebtedness)	$	557,298
Minimum dollar net capital requirement	$	100,000
Net capital requirement	$	557,298
Excess net capital	$	58,935,113

Computation of aggregate indebtedness

Total aggregate indebtedness	$	8,359,473
Deduct adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))		—
Total aggregate indebtedness	$	8,359,473
Percentage of aggregate indebtedness to net capital		14.05%

The Company does not carry its own customer accounts.

There are no material differences between the Company's computation included in this report and the corresponding schedule included in the Company's revised and unaudited December 31, 2018, Part II FOCUS report.

See accompanying Report of Independent Registered Public Accounting Firm.

BOK Financial Securities, Inc.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
Year Ended December 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

The Company does not carry its own customer accounts.

There are no material differences between the Company's computation included in this report and the corresponding schedule included in the Company's revised and unaudited December 31, 2018, Part II FOCUS report.

See accompanying Report of Independent Registered Public Accounting Firm.

BOK Financial Securities, Inc.

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
Year Ended December 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

There are no material differences between the Company's computation included in this report and the corresponding schedule included in the Company's revised and unaudited December 31, 2018, Part II FOCUS report.

See accompanying Report of Independent Registered Public Accounting Firm.